Filed pursuant to Rule 424(b)(3)
Registration No. 333-151632

SUPERFUND GOLD, L.P. — SERIES A-1, A-2 AND SERIES B-1, B-2 SUPPLEMENT
DATED JULY 14, 2009 TO PROSPECTUS DATED FEBRUARY 17, 2009

JUNE 2009 PERFORMANCE UPDATE

			Total NAV	NAV per Unit
	June 2009	Year to Date	06/30/09	06/30/09

Series A-1	−6.18%	−1.63%	$1,222,828	$904.47
Series A-2	−6.02%	2.83%	$54,351.61	$945.55
Series B-1	−6.36%	−8.97%	$3,754,694	$837.01
Series B-2	−6.20%	−8.51%	$1,495,124	$841.22

*	All performance is reported net of fees and expenses

Fund results for June 2009:

U.S. stock indices finished near unchanged as economic data showed signs of stabilization after news that some financial institutions would repay TARP money early provided support. Most Asian stock indices finished higher, led by Hong Kong’s Chinese Enterprise Index (+6.1%). Although Chinese exports continued to lag, strong retail sales and industrial production drove shares higher. Equity indices in Europe finished mixed as retail sales and the ZEW Survey, which surveys experts on the medium-term forecast for Germany’s economy, showed improvement. Inflation readings dropped to zero, comforting inflation hawks and propelling the Swiss SMI (+1.1%) and Spanish IBEX (+3.9%) higher. Meanwhile, France’s CAC40 (-4%) and the U.K.’s FTSE (-2.9%) lost ground as Euro region employment posted a record drop and U.K. GDP disappointed. Cumulatively, the Fund’s short positions in the stock indices sector experienced a loss.

World bond markets moved to new lows in early June amid optimism that the economic recovery is strengthening. However, the markets reversed by month end, finishing higher as improving bond yields and a stagnating equity rally attracted buyers. Inflation data rose less than forecast and the Federal Reserve reiterated that rates will remain low for the foreseeable future, spurring a steady rally through month end. In Europe, unemployment reached a 10-year high while GDP data showed that consumer spending and exports contracted the most in the last 14 years. As in the U.S., benign inflation readings and improving yields attracted buyers. Japanese bonds rallied sharply following a successful 900 billion Yen 20-year bond sale that attracted bids at 3.6 times the amount offered. The Fund’s long positions led this sector to a gain.

U.S. and European short-term interest rate futures finished slightly higher in June, recovering from a substantial early month selloff. Three month Eurodollar futures sold off sharply after U.S. employment losses came in well below expectations, and provided positive economic sentiment worldwide. The interest rate market rallied back to near unchanged after the Federal Open Market Committee left rates alone and pledged to keep rates low for an extended period of time as macroeconomic difficulties remain. Three month Euribor futures saw similar action as Jean-Claude Trichet, President of the European Central Bank (ECB), indicated no immediate plans to cut interest rates further as the ECB awaits the impact of prior policy initiatives. Meanwhile, front month Sterling futures finished slightly lower as manufacturing, consumer demand, and housing figures exceeded expectations. The Fund’s long positions during the earlier part of the month resulted in losses.

September U.S. dollar futures traded sideways and near 2009 lows in June. While risk appetite has improved, policy makers expressed concern regarding the sustainability of the recovery. The Canadian dollar (-5.8%) gave back over half of its record May gain as job losses mounted and central bankers voiced growing concern that the economic recovery would be compromised by the currency’s rapid ascent. The Australian dollar on the other hand continued higher (+1.2%) as first quarter GDP stunned market watchers, posting a 0.4% gain as building permits, new home sales and manufacturing exceeded expectations. The British Pound (+2%) also added to recent gains as rising yields attracted auction buyers. The Fund’s long positions in the U.S. dollar led this sector to a loss.

Wetter than normal spring weather in the U.S. delayed the planting of corn and soybean crops, supporting a strong rally through the end of May. November soybeans reversed nearly all of May’s gains, losing 7.6% as excellent weather brought planting progress to just below the five-year average. Not only did planting progress improve, but late in the month the USDA estimated total planted acres at 77.5 million, a new record and two percent above last year. Chicago December wheat plunged, losing 17.5% as the global recession continued to destroy demand. The U.S.D.A.’s quarterly stocks report estimated inventories at 667 million bushels, up 118% from 2008. Meanwhile, the U.S.D.A. projects global wheat inventories at 182.6 million tons, an increase of 0.7 million tons. December corn reversed, finishing 20%

lower amid estimates of the 2nd largest planted acreage since 1947. June 1 inventories exceeded last year’s levels by 5.9%, while crop conditions improved to 11% above 2008 levels. The Fund’s short positions in this sector produced gains.

Gold prices fell following the positive U.S. employment report as the U.S. dollar stabilized. Even as doubts regarding the sustainability of the recovery surfaced, gold struggled with the perception that a reemergence of macroeconomic weakness is likely to be accompanied by the reemergence of risk aversion and a corresponding flight to the U.S. dollar and U.S. treasuries. Benign inflation readings in the U.S. and Europe did little to contradict this perception. Industrial metals added to recent gains, supported once again by Chinese buying and positive macroeconomic data. London copper added 3.7%, while lead also benefited (+8.9%) as Chinese auto sales soared. London nickel surged more than 10% as Chinese imports for the first 4 months of 2009 exceeded 2008 levels by 16%. The Fund’s short positions in this sector resulted in losses.

World energy markets continued to climb from February lows amid improving global economic sentiment. U.S. August crude oil futures added 4.1% despite rising inventories as Chinese buying supported values. Civil unrest in Iran relating to disputed election results factored into the geopolitical equation, while rebel attacks on oil installations in Nigeria also encouraged buying. OPEC stated its intent to maintain production quotas at current levels for the balance of 2009 if prices remain in the $70 per barrel neighborhood. Meanwhile, there are fears that U.S. summer gasoline demand may decline as personal savings rates rise and credit remains in short supply. The Fund’s short positions in the energy sector produced losses.

After surging nearly 10% in May, August gold futures reversed course in June, finishing 5.4% lower while maintaining the range established since late January between $850 and $1000 per ounce. The market was unable to shrug off the widespread positive sentiment associated with better than expected U.S. employment figures and positive retail sales. The Fund’s long gold position led to a loss.

Other market sectors, relative to the sectors mentioned above, did not reveal significant trends and did not have a substantial influence on this month’s overall negative performance.

For the month of June 2009, Series A-1 lost 6.18%, Series A-2 lost 6.02, Series B-1 lost 6.36 and Series B-2 lost 6.20%, net of all fees and expenses.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPERFUND GOLD, L.P. — SERIES A-1
JUNE 2009 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended June 30, 2009)

STATEMENT OF INCOME

June 2009

Investment income, interest	$168

Expenses
Management fee	2,303
Ongoing offering expenses	—
Operating expenses	767
Selling Commissions	2,047
Other expenses	50
Incentive fee	—
Brokerage commissions	1,080

Total expenses	6,247

Net investment gain (loss)	(6,079)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(3,229)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(71,256)

Net gain(loss) on investments	(74,485)

Net increase (decrease) in net assets from operations	$(80,564)

STATEMENT OF CHANGES IN NET ASSET VALUE

June 2009

Net assets, beginning of period	$1,156,596

Net increase (decrease) in net assets from operations	(80,564)
Capital share transactions
Issuance of shares	146,796
Redemption of shares	—

Net increase(decrease) in net assets from capital share transactions	146,796
Net increase(decrease) in net assets	66,232

Net assets, end of period	$1,222,828

NAV Per Unit, end of period	$904.47

SUPERFUND GOLD, L.P. — SERIES A-2
JUNE 2009 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended June 30, 2009)

STATEMENT OF INCOME

June 2009

Investment income, interest	$7

Expenses
Management fee	101
Ongoing offering expenses	—
Operating expenses	35
Selling Commissions	—
Other expenses	2
Incentive fee	—
Brokerage commissions	48

Total expenses	186

Net investment gain (loss)	(179)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(143)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(3,162)

Net gain(loss) on investments	(3,305)

Net increase (decrease) in net assets from operations	$(3,484)

STATEMENT OF CHANGES IN NET ASSET VALUE

June 2009

Net assets, beginning of period	$50,336

Net increase (decrease) in net assets from operations	(3,484)
Capital share transactions
Issuance of shares	7,500
Redemption of shares	—

Net increase(decrease) in net assets from capital share transactions	7,500
Net increase(decrease) in net assets	4,016

Net assets, end of period	$54,352

NAV Per Unit, end of period	$945.55

SUPERFUND GOLD, L.P. — SERIES B-1
JUNE 2009 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended June 30, 2009)

STATEMENT OF INCOME

June 2009

Investment income, interest	$270

Expenses
Management fee	7,070
Ongoing offering expenses	—
Operating expenses	2,356
Selling Commissions	6,284
Other expenses	629
Incentive fee	—
Brokerage commissions	12,569

Total expenses	28,908

Net investment gain(loss)	(28,638)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	(103,885)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(122,328)

Net gain(loss) on investments	(226,213)

Net increase (decrease) in net assets from operations	$(254,851)

STATEMENT OF CHANGE IN NET ASSET VALUE

June 2009

Net assets, beginning of period	$1,404,045

Net increase (decrease) in net assets from operations	(254,851)
Capital share transactions
Issuance of shares	2,605,500
Redemption of shares	—

Net increase (decrease) in net assets from capital share transactions	2,605,500
Net increase(decrease) in net assets	2,350,649

Net assets, end of period	$3,754,694

NAV Per Unit, end of period	$837.01

SUPERFUND GOLD, L.P. — SERIES B-2
JUNE 2009 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended June 30, 2009)

STATEMENT OF INCOME

June 2009

Investment income, interest	$107

Expenses
Management fee	2,810
Ongoing offering expenses	—
Operating expenses	937
Selling Commissions	—
Other expenses	250
Incentive fee	—
Brokerage commissions	4,997

Total expenses	8,994

Net investment gain(loss)	(8,887)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	(41,298)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	(48,630)

Net gain(loss) on investments	(89,928)

Net increase (decrease) in net assets from operations	$(98,815)

STATEMENT OF CHANGE IN NET ASSET VALUE

June 2009

Net assets, beginning of period	$1,194,439

Net increase (decrease) in net assets from operations	(98,815)
Capital share transactions
Issuance of shares	399,500
Redemption of shares	—

Net increase (decrease) in net assets from capital share transactions	399,500
Net increase(decrease) in net assets	300,685

Net assets, end of period	$1,495,124

NAV Per Unit, end of period	$841.22

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/  Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Superfund Gold, L.P.